UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TUCOWS INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
898697206

(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898697206	SCHEDULE 13G/A	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Blacksheep Fund Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,061,223
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,061,223
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,223
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.95%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 898697206	SCHEDULE 13G/A	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Blacksheep Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,061,223
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,061,223
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,223
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.95%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 898697206	SCHEDULE 13G/A	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Herdwick Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,061,223
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,061,223
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,223
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.95%
12		TYPE OF REPORTING PERSON HC, FI

CUSIP No. 898697206	SCHEDULE 13G/A	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS Alexis Fortune
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,061,223
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,061,223
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,223
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.95%
12		TYPE OF REPORTING PERSON HC, IN

CUSIP No. 898697206	SCHEDULE 13G/A	Page 6 of 10 Pages

Item 1.	(a) Name of Issuer

Tucows Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

96 Mowat Avenue

Toronto, Ontario M6K 3MI, Canada

Item 2.	(a) Names of Person Filing,:

This schedule (“Schedule”) is being filed by Blacksheep Fund Management Limited, a company incorporated in Ireland, as investment manager of Blacksheep Master Fund Ltd., a Cayman Islands exempted company. Blacksheep Master Fund Ltd. directly owns the common shares being reported in this Schedule. Herdwick Capital Ltd., an Irish private company limited by shares, as parent company of Blacksheep Fund Management Limited, and Alexis Fortune, as controlling person of Herdwick Capital Ltd., may be deemed to share voting and dispositive power with respect to such shares. Each filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such filer.

Item 2.	(b) Address of Principal Business Office or, if None, Residence:

Blacksheep Fund Management Limited, Herdwick Capital Ltd. and Alexis Fortune -

Rock House, Main Street, Blackrock, Co. Dublin, Ireland A94 YY39.

Blacksheep Master Fund Ltd. - Mourant Ozannes, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108.

Item 2.	(c) Citizenship:

Blacksheep Fund Management Limited - Ireland

Blacksheep Master Fund Ltd. - Cayman Islands

Herdwick Capital Ltd. - Ireland

Alexis Fortune - Ireland

Item 2.	(d) Title of Class of Securities

Common Stock

Item 2.	(e) CUSIP No.:

898697206

CUSIP No. 898697206	SCHEDULE 13G/A	Page 7 of 10 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 898697206	SCHEDULE 13G/A	Page 8 of 10 Pages

Item 4. Ownership

Item 4(a): Amount Beneficially Owned:

Blacksheep Fund Management Limited - 1,061,223

Blacksheep Master Fund Ltd. - 1,061,223

Herdwick Capital Ltd. - 1,061,223

Alexis Fortune - 1,061,223

Item 4(b): Percent of Class:

Blacksheep Fund Management Limited - 9.95%

Blacksheep Master Fund Ltd. - 9.95%

Herdwick Capital Ltd. - 9.95%

Alexis Fortune - 9.95%

Item 4(c): Number of shares as to which such person has:

(i): Sole power to vote or to direct the vote:

Blacksheep Fund Management Limited - 0

Blacksheep Master Fund Ltd. - 0

Herdwick Capital Ltd. - 0

Alexis Fortune - 0

(ii): Shared power to vote or to direct the vote:

Blacksheep Fund Management Limited - 1,061,223

Blacksheep Master Fund Ltd. - 1,061,223

Herdwick Capital Ltd. - 1,061,223

Alexis Fortune - 1,061,223

(iii): Sole power to dispose or to direct the disposition of:

Blacksheep Fund Management Limited - 0

Blacksheep Master Fund Ltd. - 0

Herdwick Capital Ltd. - 0

Alexis Fortune - 0

(iv): Shared power to dispose or to direct the disposition of:

Blacksheep Fund Management Limited - 1,061,223

Blacksheep Master Fund Ltd. - 1,061,223

Herdwick Capital Ltd. - 1,061,223

Alexis Fortune - 1,061,223

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 898697206	SCHEDULE 13G/A	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Blacksheep Fund Management Limited

By:	/s/ Krupesh Patel
Krupesh Patel, Chief Executive Officer

Blacksheep Master Fund Ltd.

By:	/s/ Krupesh Patel
Krupesh Patel, Chief Executive Officer

Herdwick Capital Ltd.

By:	/s/ Alexis Fortune
Alexis Fortune, Director

Alexis Fortune

By:	/s/ Alexis Fortune
Alexis Fortune

CUSIP No. 898697206	SCHEDULE 13G/A	Page 10 of 10 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2022

Blacksheep Fund Management Limited

By:	/s/ Krupesh Patel
Krupesh Patel, Chief Executive Officer

Blacksheep Master Fund Ltd.

By:	/s/ Krupesh Patel
Krupesh Patel, Chief Executive Officer

Herdwick Capital Ltd.

By:	/s/ Alexis Fortune
Alexis Fortune, Director

Alexis Fortune

By:	/s/ Alexis Fortune
Alexis Fortune